UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

     Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

COMPAÑÍA CERVECERÍAS UNIDAS S.A.
(Exact name of Registrant as specified in its charter)
UNITED BREWERIES COMPANY, INC.
(Translation of Registrant’s name into English)

Republic of Chile
(Jurisdiction of incorporation or organization)
Vitacura 2670, 23rd floor, Santiago, Chile
(Address of principal executive offices)
 _________________________________________

Securities registered or to be registered pursuant to section 12(b) of the Act.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

MATERIAL EVENT

COMPAÑÍA CERVECERÍAS UNIDAS S.A.

SECURITIES’ REGISTRY No 0007

March 1, 2023

Ms.

Solange Berstein Jáuregui

Chairwoman of the Financial Market Commission

Avenida Libertad Bernardo O`Higgins N° 1449

Santiago

Dear Sirs,

Pursuant to the provisions of Article 9 and paragraph two of Article 10 of the Securities Market Law No. 18,045, and section II N° 1, 2.2.A of General Rule No. 30 of the Financial Market Commission (the "CMF"), on behalf of the Board of Directors and being duly authorized thereto, I hereby inform you of the following MATERIAL EVENT with respect to Compañía Cervecerías Unidas S.A. ("CCU") and its businesses:

Given the announcement made on January 26th 2023, by the Office of Foreign Assets Control (OFAC) of the United States Department of the Treasury, to sanction the former president of Paraguay, Mr. Horacio Cartes Jara (the “OFAC sanction”), CCU is implementing measures to terminate its association with Mr. Cartes in Bebidas del Paraguay S.A. and Distribuidora del Paraguay S.A., companies in which CCU holds an indirect interest of 50.005% and 49.959%, respectively (the “Companies in Paraguay”).

Due to the above, on this date CCU’s subsidiaries signed a Private Agreement with the current shareholders of the Companies in Paraguay, Mr. Horacio Cartes Jara and Ms. Sarah Cartes Jara, whereby it was agreed:

(i)	the acquisition of all the shares owned by Ms. Sarah Cartes Jara in the Companies in Paraguay;
(ii)	the acquisition, by a third party unrelated to Mr. Horacio Cartes, of all the shares held by him in the Companies in Paraguay, no later than March 17, 2023 and subject to CCU agreeing with this third party on certain amendments to the shareholders’ agreements currently in place of the Companies in Paraguay; and
(iii)	if the acquisition referred to in (ii) above does not succeed, and without violating the OFAC Sanction, the acquisition by CCU of all the shares owned by Mr. Horacio Cartes in the Companies in Paraguay.

The total price of the share purchases referred to in paragraphs (i) and (iii) above, amounts to USD 36.6 million.

As of this date, it is not possible to estimate the financial effects that the Private Agreement may have on CCU's assets, liabilities or financial results, which will be duly reported to the CMF and the market in general.

Sincerely,

Patricio Jottar Nasrallah

Chief Executive Officer

Compañía Cervecerías Unidas S.A.

c.c. Bolsa de Comercio de Santiago, Bolsa de Valores

Bolsa Electrónica de Chile, Bolsa de Valores

Bondholder Representatives

Vitacura 2670/Las Condes

Santiago/Chile

Tel: (+56) 22 427 3000

www.ccu.cl

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía Cervecerías Unidas S.A.
(United Breweries Company, Inc.)

/s/ Felipe Dubernet
Chief Financial Officer

Date: March 1, 2023